Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2022 UNAUDITED FINANCIAL RESULTS

BEIJING, February 21, 2023 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, and game business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter Highlights

•	Total revenues were US$160 million, down 17% year-over-year and 13% quarter-over-quarter.

•	Brand advertising revenues were US$29 million, down 14% year-over-year and up 12% quarter-over-quarter.

•	Online game revenues were US$121 million, down 16% year-over-year and 18% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$7 million, compared with net income of US$4 million in the fourth quarter of 2021 and a net loss of US$22 million in the third quarter of 2022.

•

Non-GAAP[1] net loss attributable to Sohu.com Limited was US$2 million, compared with net income of US$0.2 million in the fourth quarter of 2021 and a net loss of US$17 million in the third quarter of 2022.

Fiscal Year 2022 Highlights

•	Total revenues were US$734 million, down 12% compared with 2021.

•	Brand advertising revenues were US$103 million, down 24% compared with 2021.

•	Online game revenues were US$585 million, down 8% compared with 2021.

•	GAAP net loss[2] attributable to Sohu.com Limited was US$17 million, compared with net income of US$69 million in 2021.

•	Non-GAAP net income attributable to Sohu.com Limited was US$2 million, compared with net income of US$79 million in 2021.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the fourth quarter and full year of 2022, we continued to refine our products and optimize operating efficiency with strict budget control, despite the negative impact of COVID-19 and macroeconomic challenges. Thanks to our efforts, brand advertising revenue and bottom line performance both exceeded our prior guidance for the fourth quarter of 2022. At Sohu Media Portal, we continued to dedicate ourselves to improving user experience by providing rich premium content and making significant improvements in both product and technology. At Sohu Video, based on our “Twin Engine” strategy, we continued to develop both original content and science-based live broadcasting with our advanced live broadcasting technology. Meanwhile, we proactively explored a range of monetization opportunities with our differentiated content marketing campaigns. Online games delivered stable performance, with revenues in line with our prior guidance.”

Fourth Quarter Financial Results

Revenues

Total revenues were US$160 million, down 17% year-over-year and 13% quarter-over-quarter.

Brand advertising revenues were US$29 million, down 14% year-over-year and up 12% quarter-over-quarter.

[1]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

[2]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

Online game revenues were US$121 million, down 16% year-over-year and 18% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of our older games, including Little Raccoon: Heroes and TLBB PC. The quarter-over-quarter decrease was mainly due to fewer in-game promotional activities launched for TLBB PC during the quarter, as well as the natural decline of Sea of Dawn, which was launched during the third quarter of 2022.

Gross Margin

Both GAAP and non-GAAP gross margin were 78%, compared with 73% in the fourth quarter of 2021 and 71% in the third quarter of 2022.

Both GAAP and non-GAAP gross margin for the brand advertising business were 51%, compared with 28% in the fourth quarter of 2021 and 2% in the third quarter of 2022. The margin increase was mainly due to a waiver of unpaid long-term accounts payable of approximately US$10 million recognized during the quarter.

Both GAAP and non-GAAP gross margin for online games were 84%, compared with 84% in the fourth quarter of 2021 and 84% in the third quarter of 2022.

Operating Expenses

GAAP operating expenses were US$130 million, down 10% year-over-year and 13% quarter-over-quarter. Non-GAAP operating expenses were US$130 million, down 10% year-over-year and 13% quarter-over-quarter. The decreases were mainly due to Changyou’s decrease in marketing and promotional spending for online games.

Operating Loss

GAAP operating loss was US$6 million, compared with an operating loss of US$3 million in the fourth quarter of 2021 and an operating loss of US$18 million in the third quarter of 2022.

Non-GAAP operating loss was US$5 million, compared with an operating loss of US$3 million in the fourth quarter of 2021 and an operating loss of US$17 million in the third quarter of 2022.

Income Tax Expense

GAAP income tax expense was US$7 million, compared with income tax expense of US$9 million in the fourth quarter of 2021 and income tax expense of US$16 million in the third quarter of 2022. Non-GAAP income tax expense was US$5 million, compared with income tax expense of US$6 million in the fourth quarter of 2021 and income tax expense of US$14 million in the third quarter of 2022. Income tax expense in the fourth quarter of 2022 included a one-time tax benefit of US$7 million recognized by Changyou as a result of pre-adjustment of its income tax due for 2022, as well as some of Changyou’s subsidiaries having been granted preferential tax rates upon their receipt of Software Enterprise status for 2021.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$7 million, or a net loss of US$0.21 per fully-diluted ADS, compared with net income of US$4 million in the fourth quarter of 2021 and a net loss of US$22 million in the third quarter of 2022.

Non-GAAP net loss attributable to Sohu.com Limited was US$2 million, or a net loss of US$0.06 per fully-diluted ADS, compared with net income of US$0.2 million in the fourth quarter of 2021 and a net loss of US$17 million in the third quarter of 2022.

Liquidity and Capital Resources

As of December 31, 2022, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.44 billion.

Fiscal Year 2022 Financial Results

Revenues

Total revenues were US$734 million, down 12% compared with 2021.

Brand advertising revenues were US$103 million, down 24% compared with 2021.

Online game revenues were US$585 million, down 8% compared with 2021.

Gross Margin

Both GAAP and non-GAAP gross margin was 74%, compared with 76% in 2021.

Both GAAP and non-GAAP gross margin for the brand advertising business was 16%, compared with 26% in 2021.

Both GAAP and non-GAAP gross margin for online games was 84%, compared with 86% in 2021.

Operating Expenses

For 2022, GAAP operating expenses totaled US$543 million, up 2% compared with 2021. Non-GAAP operating expenses were US$538 million, up 3% compared with 2021.

Operating Profit/(Loss)

GAAP operating loss was US$1 million, compared with an operating profit of US$97 million in 2021.

Non-GAAP operating profit was US$4 million, compared with an operating profit of US$106 million in 2021.

Income Tax Expense

GAAP income tax expense was US$58 million, compared with income tax expense of US$62 million in 2021. Non-GAAP income tax expense was US$53 million, compared with income tax expense of US$56 million in 2021.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$17 million, or a net loss of US$0.50 per fully-diluted ADS, compared with net income of US$69 million in 2021.

Non-GAAP net income attributable to Sohu.com Limited was US$2 million, or net income of US$0.07 per fully-diluted ADS, compared with net income of US$79 million in 2021.

Supplementary Information for Changyou Results3

Fourth Quarter 2022 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.3 million, an increase of 11% year-over-year and 6% quarter-over-quarter. The increases were mainly due to improved performance of some of our older games, including TLBB PC, as a result of content updates launched during the quarter. Total quarterly aggregate active paying accounts[5] (APA) were 0.9 million, an increase of 2% year-over-year and a decrease of 10% quarter-over-quarter. The quarter-over-quarter decrease was mainly due to fewer in-game promotional activities launched for TLBB PC during the quarter.

•

For mobile games, total average MAU were 1.8 million, a decrease of 30% year-over-year and 31% quarter-over-quarter. Total quarterly APA were 0.4 million, a decrease of 24% year-over-year and 29% quarter-over-quarter. The year-over-year decreases in both MAU and APA were mainly from Little Raccoon: Heroes. The quarter-over-quarter decreases in both MAU and APA were mainly from Sea of Dawn.

Fourth Quarter 2022 Unaudited Financial Results

Total revenues were US$122 million, a decrease of 16% year-over-year and 18% quarter-over-quarter. Online game revenues were US$121 million, a decrease of 16% year-over-year and 18% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 27% year-over-year and 7% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$103 million, a decrease of 15% year-over-year and 18% quarter-over-quarter.

GAAP operating expenses were US$50 million, a decrease of 26% year-over-year and 27% quarter-over-quarter.

[3]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Non-GAAP operating expenses were US$50 million, a decrease of 26% year-over-year and quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in marketing and promotional spending for online games, as well as a decrease in bonus expenses. The quarter-over-quarter decrease was mainly due to a decrease in marketing and promotional spending for online games.

GAAP operating profit was US$53 million, compared with an operating profit of US$53 million for the fourth quarter of 2021 and US$57 million for the third quarter of 2022.

Non-GAAP operating profit was US$54 million, compared with a non-GAAP operating profit of US$55 million for the fourth quarter of 2021 and US$58 million for the third quarter of 2022.

Fiscal Year 2022 Unaudited Financial Results

Total revenues were US$592 million, a decrease of 9% year-over-year. Online game revenues were US$585 million, a decrease of 8% year-over-year. Online advertising revenues were US$7 million, a decrease of 36% year-over-year.

GAAP and non-GAAP gross profit were both US$499 million, a decrease of 11% year-over-year.

GAAP operating expenses were US$222 million, a decrease of 13% year-over-year.

Non-GAAP operating expenses were US$218 million, a decrease of 13% year-over-year.

GAAP operating profit was US$277 million, compared with an operating profit of US$302 million for 2021.

Non-GAAP operating profit was US$282 million, compared with a non-GAAP operating profit of US$310 million for 2021.

Business Outlook

For the first quarter of 2023, Sohu estimates:

•	Brand advertising revenues to be between US$20 million and US$23 million; this implies an annual decrease of 3% to 16%, and a sequential decrease of 20% to 31%.

•	Online game revenues to be between US$121 million and US$131 million; this implies an annual decrease of 17% to 23%, and a sequential increase of nil to 8%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$15 million and US$25 million; and GAAP net loss attributable to Sohu.com Limited to be between US$20 million and US$30 million.

For the first quarter 2023 guidance, the Company has adopted a presumed exchange rate of RMB6.80=US$1.00, as compared with the actual exchange rate of approximately RMB6.35=US$1.00 for the first quarter of 2022, and RMB7.09=US$1.00 for the fourth quarter of 2022.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty particularly in view of the ongoing impact of the COVID-19 pandemic and the general macroeconomic environment in China.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact, and the impairment charge recognized for an investment unrelated to the Company’s core businesses does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; the impairment charge recognized for an investment unrelated to the Company’s core businesses, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge is that these excluded items have been and will continue to be significant recurring expenses in Sohu’s business for the foreseeable future and similar impairment charges may also recur. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 pandemic on the economy in China in general and on Sohu’s business in particular; and the possibility that the agreement governing inspections and investigations of audit firms based in China that was entered into in August 2022 between the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and the China Securities Regulatory Commission and the Ministry of Finance of China does not continue to be implemented to the satisfaction of the PCAOB and Securities and Exchange Commission (the “SEC”), which could result in the SEC’s prohibiting trading of Sohu’s ADSs on Nasdaq, any other U.S. stock exchange, or the U.S. over-the-counter markets Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2021, and other filings with and information furnished to the SEC.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, February 21, 2023 (8:30 p.m. Beijing/Hong Kong time, February 21, 2023) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform in China, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu, one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Revenues:
Brand advertising	$28,778	$25,762	$33,638	$103,233	$134,967
Online games	121,381	148,895	143,708	585,424	638,225
Others	10,241	10,617	15,645	45,215	62,384

Total revenues	160,400	185,274	192,991	733,872	835,576

Cost of revenues:
Brand advertising (includes share-based compensation expense of $-8, $19, $-115, $48, and $1, respectively)[6]	14,020	25,245	24,214	86,642	99,522
Online games (includes share-based compensation expense of $18, $42, $43, $143, and $276, respectively)	18,888	24,451	23,053	91,001	87,616
Others	2,888	3,972	4,477	13,930	17,533

Total cost of revenues	35,796	53,668	51,744	191,573	204,671

Gross profit	124,604	131,606	141,247	542,299	630,905
Operating expenses:
Product development (includes share-based compensation expense of $217, $613, $437, $2,026, and $3,904, respectively)	67,147	64,688	68,392	260,772	268,863
Sales and marketing (includes share-based compensation expense of $-21, $58, $-186, $128, and $168, respectively)	47,067	73,347	54,793	225,480	182,690
General and administrative (includes share-based compensation expense of $332, $720, $110, $2,594, and $4,229, respectively)	15,970	11,629	20,970	56,920	81,880

Total operating expenses	130,184	149,664	144,155	543,172	533,433

Operating profit/(loss)	(5,580)	(18,058)	(2,908)	(873)	97,472
Other income, net	779	4,750	12,982	17,643	29,416
Interest income	6,190	4,808	3,359	17,311	15,641
Interest expense	—	—	—	—	(7,500)
Exchange difference	(1,071)	3,129	(1,150)	6,524	(3,462)

Income/(loss) before income tax expense	318	(5,371)	12,283	40,605	131,567
Income tax expense	7,413	16,213	8,695	57,946	62,296
Net income/(loss) from continuing operations	(7,095)	(21,584)	3,588	(17,341)	69,271

Net income from discontinued operations, net of tax[7]	—	—	—	—	864,902

Net income/(loss)	(7,095)	(21,584)	3,588	(17,341)	934,173

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(1)	(1)	(1)	2	(3)

Less: Net loss from discontinued operations attributable to the noncontrolling interest shareholders	—	—	—	—	6,451

Net income/(loss) from continuing operations attributable to Sohu.com Limited	(7,094)	(21,583)	3,589	(17,343)	69,274

Net income from discontinued operations attributable to Sohu.com Limited	—	—	—	—	858,451

Net income/(loss) attributable to Sohu.com Limited	(7,094)	(21,583)	3,589	(17,343)	927,725

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited[8]	$(0.21)	(0.63)	$0.09	$(0.50)	$1.75

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	—	$—	$—	$21.74

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.21)	$(0.63)	$0.09	$(0.50)	$23.49

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091	34,387	39,373	34,945	39,501

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.21)	(0.63)	$0.09	$(0.50)	$1.75

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	—	$—	$—	$21.74

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.21)	$(0.63)	$0.09	$(0.50)	$23.49

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091	34,387	39,373	34,945	39,501

[6]	The cost of brand advertising revenues for the fourth quarter of 2022 included a waiver of unpaid long-term accounts payable of approximately US$10 million recognized during the quarter.
[7]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[8]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2022	As of Dec. 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$697,821	$998,949
Restricted cash	3,641	1,969
Short-term investments	473,624	399,345
Accounts receivable, net	67,541	82,550
Prepaid and other current assets	83,093	107,311

Total current assets	1,325,720	1,590,124

Fixed assets, net	288,226	329,997
Goodwill	47,415	48,811
Long-term investments, net	26,012	53,121
Intangible assets, net	5,394	9,136
Long-term time deposits	265,802	189,007
Other assets	19,207	25,589

Total assets	$1,977,776	$2,245,785

LIABILITIES
Current liabilities:
Accounts payable	$56,449	$87,447
Accrued liabilities	126,461	138,196
Receipts in advance and deferred revenue	48,080	57,041
Accrued salary and benefits	60,754	91,485
Taxes payables	10,612	16,714
Other short-term liabilities	114,532	112,568

Total current liabilities	$416,888	$503,451

Long-term other payables	1,795	3,922
Long-term tax liabilities	448,043	443,083
Other long-term liabilities	340	3,142

Total long-term liabilities	$450,178	$450,147

Total liabilities	$867,066	$953,598

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,109,442	1,290,869
Noncontrolling interest	1,268	1,318

Total shareholders’ equity	$1,110,710	$1,292,187

Total liabilities and shareholders’ equity	$1,977,776	$2,245,785

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2022				Three Months Ended Sep. 30, 2022				Three Months Ended Dec. 31, 2021
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		(8)	(a)			19	(a)			(115)	(a)

Brand advertising gross profit	$14,758	$(8)		$14,750	$517	$19		$536	$9,424	$(115)		$9,309

Brand advertising gross margin	51%			51%	2%			2%	28%			28%

		18	(a)			42	(a)			43	(a)

Online games gross profit	$102,493	$18		$102,511	$124,444	$42		$124,486	$120,655	$43		$120,698

Online games gross margin	84%			84%	84%			84%	84%			84%

		—	(a)			—	(a)			—	(a)
Others gross profit	$7,353	$—		$7,353	$6,645	$—		$6,645	$11,168	$—		$11,168

Others gross margin	72%			72%	63%			63%	71%			71%

		10	(a)			61	(a)			(72)	(a)

Gross profit	$124,604	$10		$124,614	$131,606	$61		$131,667	$141,247	$(72)		$141,175

Gross margin	78%			78%	71%			71%	73%			73%

Operating expenses	$130,184	$(528)	(a)	$129,656	$149,664	$(1,391)	(a)	$148,273	$144,155	$(361)	(a)	$143,794

		538	(a)			1,452	(a)			289	(a)

Operating loss	$(5,580)	$538		$(5,042)	$(18,058)	$1,452		$(16,606)	$(2,908)	$289		$(2,619)

Operating margin	-3%			-3%	-10%			-9%	-2%			-1%

Income tax expense	$7,413	$(1,954)	(c,d)	$5,459	$16,213	$(1,884)	(c,d)	$14,329	$8,695	$(2,863)	(c,d)	$5,832

		538	(a)			1,452	(a)			289	(a)
		2,442	(b)			891	(b)			(6,532)	(b)
		(610)	(c)			(224)	(c)			1,632	(c)
		2,564	(d)			2,108	(d)			1,230	(d)

Net income/(loss) before non-controlling interest	$(7,095)	$4,934		$(2,161)	$(21,584)	$4,227		$(17,357)	$3,588	$(3,381)		$207

		538	(a)			1,452	(a)			289	(a)
		2,442	(b)			891	(b)			(6,532)	(b)
		(610)	(c)			(224)	(c)			1,632	(c)
		2,564	(d)			2,108	(d)			1,230	(d)

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(7,094)	$4,934		$(2,160)	$(21,583)	$4,227		$(17,356)	$3,589	$(3,381)		$208

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.21)			$(0.06)	$(0.63)			$(0.50)	$0.09			$0.01

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091			34,091	34,387			34,387	39,373			39,373

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the impacts of income tax related to changes in the fair value of the Company’s investments.
(d)	To adjust for the effect of the Toll Charge.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2022				Twelve Months Ended Dec. 31, 2021
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP

		48	(a)			1	(a)

Brand advertising gross profit	$16,591	$48		$16,639	$35,445	$1		$35,446

Brand advertising gross margin	16%			16%	26%			26%

		143	(a)			276	(a)

Online games gross profit	$494,423	$143		$494,566	$550,609	$276		$550,885

Online games gross margin	84%			84%	86%			86%

		—	(a)			—	(a)

Others gross profit	$31,285	$—		$31,285	$44,851	$—		$44,851

Others gross margin	69%			69%	72%			72%

		191	(a)			277	(a)

Gross profit	$542,299	$191		$542,490	$630,905	$277		$631,182

Gross margin	74%			74%	76%			76%

Operating expenses	$543,172	$(4,748)	(a)	$538,424	$533,433	$(8,301)	(a)	$525,132

		4,939	(a)			8,578	(a)

Operating profit/(loss)	$(873)	$4,939		$4,066	$97,472	$8,578		$106,050

Operating margin	0%			1%	12%			13%

Income tax expense	$57,946	$(5,118)	(c,d)	$52,828	$62,296	$(6,101)	(c,d)	$56,195

		4,939	(a)			8,578	(a)
		9,659	(b)			(5,102)	(b)
		(2,416)	(c)			1,274	(c)
		7,534	(d)			4,827	(d)
		—	(e)			156	(e)

Net income/(loss) before non-controlling interest	$(17,341)	$19,716		$2,375	$69,271	$9,733		$79,004

		4,939	(a)			8,578	(a)
		9,659	(b)			(5,102)	(b)
		(2,416)	(c)			1,274	(c)
		7,534	(d)			4,827	(d)
		—	(e)			156	(e)

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net income/(loss) per ADS	$(17,343)	$19,716		$2,373	$69,274	$9,733		$79,007

Net income from discontinued operations attributable to Sohu.com Limited for diluted net income per ADS [9]	$—	$—		$—	$858,431	1,216		$859,647

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per ADS	$(17,343)	$19,716		$2,373	$927,705	10,949		$938,654

Diluted net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	$(0.50)			$0.07	$1.75			$2.00

Diluted net income from discontinued operations per ADS attributable to Sohu.com Limited	$—			—	$21.74			$21.76

Diluted net income/(loss) per ADS attributable to Sohu.com Limited.	$(0.50)			0.07	$23.49			$23.76

ADS used in computing diluted net income/(loss) per ADS attributable to Sohu.com Limited	34,945			34,945	39,501			39,501

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the impacts of income tax related to changes in the fair value of the Company’s investments.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses.

[9]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.